

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

December 9, 2009

Mr. Robert A. McGuinness
Chief Financial Officer
Gold Reserve Inc.
926 West Sprague Avenue, Suite 200
Spokane, Washington 99201

> **Re:** **Gold Reserve Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 001-31819**

Dear Mr. McGuinness:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director